UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(AMENDMENT NO. 10)

Under the Securities Exchange Act of 1934

EDGAR Online, Inc.

(Name of issuer)

Common Stock, $.01 par value

(Title of class of securities)

0-26071

(CUSIP number)

February 10, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0-26071
1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Susan Strausberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 235,000 (1)
	6.	Shared Voting Power 1,361,500
	7.	Sole Dispositive Power 235,000 (1)
	8.	Shared Dispositive Power 1,361,500
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,596,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.94%
12.	Type of Reporting Person IN

(1)	This amount includes 235,000 shares issuable upon exercise of options exercisable within 60 days.

Item 1 (a)	Name of Issuer:

EDGAR Online, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

50 Washington Street, Norwalk, CT 06854

Item 2 (a)	Name of Person Filing:

Susan Strausberg

(b)	Address of Principal Business Office, or, if none, Residence:

c/o 50 Washington Street, Norwalk, CT 06854

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock

(e)	Cusip Number:

0-26071

Item 3	If this statement is filed pursuant to Section 240.13d-1(b), or Sections 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group in accordance with §240.13d-1(b)(ii)(J).

Item 4	Ownership

See responses to Items 5 - 11 on page 2 above.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution o f Group

Not Applicable

Item 10	Certification

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2010

/s/ Susan Strausberg
Susan Strausberg

5